Exhibit 99.1

FEMSA Announces Second Quarter 2021 Results

Monterrey, Mexico, July 28, 2021 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced today its operational and financial results for the second quarter of 2021.

HIGHLIGHTS

•	Our results in 2Q20 were significantly impacted by COVID-19 and the related changes in consumer mobility and behavior across markets. As we look at our 2Q21 results, the comparison base of 2Q20 is only a partial benchmark. Therefore, to facilitate the reader’s assessment of our business units’ performance in 2Q21, we provide the following table that includes variations versus 2Q19 as well.

FINANCIAL SUMMARY FOR THE SECOND QUARTER AND FIRST SIX MONTHS 2021
Information includes figures in millions of Ps. and variations as change vs. respective period
	Revenues			Gross Profit			Income from Operations			Same-Store Sales
	2Q21	% var vs. 2Q20	% var vs. 2Q19	2Q21	% var vs. 2Q20	% var vs. 2Q19	2Q21	% var vs. 2Q20	% var vs. 2Q19	% var vs. 2Q20	% var vs. 2Q19
FEMSA CONSOLIDATED	137,058	19.7%	6.9%	53,858	23.7%	12.4%	13,973	87.4%	17.1%
FEMSA COMERCIO
Proximity Division	50,850	17.1%	7.8%	21,138	22.6%	12.5%	4,569	188.4%	(1.4%)	15.6%	(2.5%)
Health Division	18,377	17.6%	20.5%	5,434	13.8%	19.7%	1,056	109.1%	59.0%	14.9%	1.2%
Fuel Division (1)	9,974	56.3%	(19.7%)	1,297	31.9%	(7.6%)	356	107.0%	(21.8%)	53.7%	(21.8%)
LOGISTICS & DISTRIBUTION	11,266	N/A	N/A	2,468	N/A	N/A	586	N/A	N/A
COCA-COLA FEMSA	47,786	10.9%	(0.4%)	22,560	18.3%	2.1%	7,248	41.3%	14.4%

(1) variations vs. comparable results

Eduardo Padilla, FEMSA’s CEO, commented:

“One year ago, we were in the eye of the storm. Our focus was on keeping our people and customers safe, preserving our cash, and making sure that we made it through the crisis in the best possible shape. Today, while the health emergency is not over, there is a clear recovery trend across business units and across markets. This improvement is not linear, nor is it the same for every market, but we are in a much better place now than we were last year in every one of our operations, and in some of them we are already above 2019 levels as well.

At OXXO, we are seeing consumers return to the stores as soon as mobility trends improve, and they are filling their needs as they always do, including thirst, hunger, and the occasional treat. And we are seeing some categories that gained momentum during the lockdowns, such as spirits and pantry replenishment, remain strong. Our Health Division continued leveraging its platform, delivering solid results on top of good numbers last year, and OXXO Gas showed great improvement even as we continued to face the headwinds of lower vehicle mobility in Mexico. Our Logistics and Distribution operations continued to see gradual improvement in their markets, although Latin America is reopening more slowly than the United States. For its part, Coca-Cola FEMSA delivered a very strong set of numbers, reflecting solid performance across markets, and the entire organization driving efficiencies that helped profitability.

Despite the uncertainty of the past twelve months, we remained committed to the long-term efforts that will help us build our future, such as the digital initiatives that already begin to enable new growth avenues across our operations. Those opportunities, combined with the encouraging near-term results we are delivering, make us optimistic about the second half of the year, and beyond. And I take this opportunity to again thank our more than three hundred thousand colleagues for their resilience and unwavering effort.”

1

Results are compared to the same period of previous year

femsa consolidateD

FEMSA CONSOLIDATED					CONSOLIDATED NET DEBT
2Q21 Financial Summary
(Millions of Ps.)					(Millions of Ps.)

	2Q21	2Q20	Var.	Org.	As of June 30, 2021	Ps.	US$ [3]
Revenues	137,058	114,514	19.7%	15.7%	Cash	107,784	5,415
Income from Operations	13,973	7,456	87.4%	84.9%	Short-term debt	5,732	288
Income from Operations Margin (%)	10.2	6.5	370 bps		Long-term debt [4]	176,716	8,878
Operative Cash Flow (EBITDA)	21,349	15,136	41.0%	38.8%	Net debt [4]	74,664	3,751
Operative Cash Flow (EBITDA) Margin (%)	15.6	13.2	240 bps
Net Income	5,255	(10,775)	148.8%

Total revenues increased 19.7% in 2Q21 compared to 2Q20, reflecting a recovery in consumption during the second quarter coupled with an undemanding comparison across our business units. On an organic1 basis, total revenues increased 15.7%.

Gross profit increased 23.7%. Gross margin expanded 130 basis points, mainly driven by expansion at Coca-Cola FEMSA and FEMSA Comercio’s Proximity Division, partially offset by a contraction at FEMSA Comercio’s Health and Fuel Divisions.

Income from operations increased 87.4%. On an organic1 basis, income from operations increased 84.9%, reflecting steady recovery trends across all our business units and an undemanding comparison base in the second quarter of 2020, which reflected COVID-19 pandemic containment measures, including operating and category restrictions. Consolidated operating margin increased 370 basis points to 10.2% of total revenues, reflecting margin expansion across all our business units.

Income tax was Ps. 3,311 million in 2Q21.

Net consolidated income increased to Ps. 5,255 million, driven by: i) higher income from operations across all our business units; and ii) an increase in our participation in associates’ results, which mainly reflects the results of our investment in Heineken. This was partially offset by a non-cash foreign exchange loss related to FEMSA’s U.S. dollar-denominated cash position as impacted by the appreciation of the Mexican peso during the quarter.

Net majority income was Ps. 0.86 per FEMSA Unit2 and US$0.43 per FEMSA ADS.

Capital expenditures amounted to Ps. 5,172 million, reflecting higher investments at most of our business units.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of June 30, 2021 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

3 The exchange rate published by the Federal Reserve Bank of New York for June 30, 2021 was 19.9060 MXN per USD.

4 Includes the effect of derivative financial instruments on long-term debt. Excludes long-term leases.

July 28, 2021	2

FEMSA COMERCIO – Proximity DIVISION

FEMSA COMERCIO – PROXIMITY DIVISION
2Q21 Financial Summary
(Millions of Ps. except same-stores sales)
	2Q21	2Q20	Var.
Same-store sales (thousands of Ps.)	801	693	15.6%
Revenues	50,850	43,409	17.1%
Income from Operations	4,569	1,584	188.4%
Income from Operations Margin (%)	9.0	3.6	540 bps
Operative Cash Flow (EBITDA)	7,360	4,628	59.0%
Operative Cash Flow (EBITDA) Margin (%)	14.5	10.7	380 bps

Total revenues increased 17.1% in 2Q21 compared to 2Q20, reflecting a 15.6% average same-store sales increase, driven by a 7.6% growth in average customer ticket and an increase of 7.4% in store traffic. These figures reflect an undemanding comparison base coupled with improving customer mobility and reduced operating restrictions during the second quarter of 2021. During the quarter, OXXO’s store base expanded by 128 units to reach 276 total net new store openings for the last twelve months. As of June 30, 2021, FEMSA Comercio’s Proximity Division had a total of 19,834 OXXO stores.

Gross profit reached 41.6% of total revenues, reflecting more dynamic commercial income activity and promotional programs with our key supplier partners.

Income from operations amounted to 9.0% of total revenues, driven by higher operating leverage. Operating expenses increased 5.8% to Ps. 16,569 million, below revenues, reflecting cost efficiencies and tight expense control, partially offset by our continuing initiative to gradually shift from commission-based store teams to employee-based teams and an undemanding comparison base in 2Q20 that included extraordinary expenses in connection to the COVID-19 pandemic.

July 28, 2021	3

FEMSA COMERCIO – HEALTH DIVISION

FEMSA COMERCIO – HEALTH DIVISION
2Q21 Financial Summary
(Millions of Ps. except same-stores sales)
	2Q21	2Q20	Var.	Org.
Same-store sales (thousands of Ps.)	1,359	1,183	14.9%
Revenues	18,377	15,624	17.6%	0.0%
Income from Operations	1,056	505	109.1%	0.0%
Income from Operations Margin (%)	5.7	3.2	250 bps
Operative Cash Flow (EBITDA)	1,917	1,418	35.2%	0.0%
Operative Cash Flow (EBITDA) Margin (%)	10.4	9.1	130 bps

Total revenues increased 17.6% in 2Q21 compared to 2Q20, mainly reflecting positive trends in our Mexican, Chilean and Colombian operations, partially offset by a negative currency translation effect related to the depreciation of the Chilean and Colombian pesos relative to the Mexican peso. During the quarter, the Health Division’s store base expanded by 54 units to reach a total of 3,459 points of sale across its territories as of June 30, 2021. This figure reflects the addition of 270 net new store openings for the last twelve months. Same-store sales for drugstores increased an average of 14.9%, reflecting the revenue drivers described above. On a currency-neutral1 basis, total revenues increased 18.9% while same-store sales increased by 21.6%.

Gross profit represented 29.6% of total revenues, reflecting: i) increased promotional activities in our operations in South America; and ii) higher institutional sales in our operations in Chile and Colombia. These were partially offset by improved efficiency and more effective collaboration and execution with key supplier partners in Mexico.

Income from operations amounted to 5.7% of total revenues, reflecting higher operating leverage. Operating expenses increased 2.5% to Ps. 4,378 million, below revenue growth, reflecting tight expense control and efficiency gains across our operations.

1 Calculated by translating comparable period figures at the foreign currency exchange rates used in the current period.

July 28, 2021	4

FEMSA COMERCIO – FUEL DIVISION

FEMSA COMERCIO – FUEL DIVISION
2Q21 Financial Summary
(Millions of Ps. except same-stations sales)
	2Q21	Comparable 2Q20(1)	Var.*	Reported 2Q20
Same-station sales (thousands of Ps.)	5,927	3,855	53.7%	3,855
Revenues	9,974	6,382	56.3%	6,382
Income from Operations	356	172	107.0%	51
Income from Operations Margin (%)	3.6	2.7	90 bps	0.8
Operative Cash Flow (EBITDA)	610	388	57.2%	267
Operative Cash Flow (EBITDA) Margin (%)	6.1	6.1	0 bps	4.2

(1) Includes wholesale and distribution operations
*vs. Comparable Results

Total revenues increased 56.3% in 2Q21 compared to 2Q20, reflecting a 53.7% average same-station sales increase, driven by a 24.2% growth in the average volume and a 23.8% increase in the average price per liter. This reflects an undemanding comparison base which was affected by reduced vehicle mobility in connection to the COVID-19 pandemic. During the quarter, the Fuel Division added 2 stations, to reach a total of 563 points of sale as of June 30, 2021. This figure reflects the addition of 12 total net new stations for the last twelve months.

Gross profit reached 13.0% of total revenues.

Income from operations amounted to 3.6% of total revenues. Operating expenses increased 16.0% to Ps. 941 million, below revenues, reflecting tight expense control and increased expense efficiencies.

July 28, 2021	5

Logistics and Distribution

LOGISTICS AND DISTRIBUTION
2Q21 Financial Summary
(Millions of Ps.)

2Q21
Revenues	11,266
Income from Operations	586
Income from Operations Margin (%)	5.2
Operative Cash Flow (EBITDA)	1,197
Operative Cash Flow (EBITDA) Margin (%)	10.6

Total revenues amounted to Ps. 11,266 million, reflecting positive demand dynamics in our operations in Latin America, coupled with a gradual re-opening and recovery of most end-user segments in the United States. These were partially offset by the negative currency translation effect from the depreciation of the Brazilian Real relative to the Mexican peso.

Gross profit reached 21.9% of total revenues, reflecting favorable sales mix and efficiencies in our Latin American operations.

Income from operations represented 5.2% of total revenues. Operating expenses totaled Ps. 1,882 million, reflecting high operating leverage driven by tight expense control and efficiencies across markets.

July 28, 2021	6

Results are compared to the same period of previous year

femsa consolidated

FEMSA CONSOLIDATED
Financial Summary for the First Six Months
(Millions of Ps.)

	2021	2020	Var.	Org.
Revenues	261,556	236,716	10.5%	6.1%
Income from Operations	23,498	16,970	38.5%	35.9%
Income from Operations Margin (%)	9.0	7.2	180 bps
Operative Cash Flow (EBITDA)	38,326	32,256	18.8%	16.4%
Operative Cash Flow (EBITDA) Margin (%)	14.7	13.6	110 bps
Net Income	11,514	(1,669)	N.S.

Total revenues increased 10.5%. On an organic basis,1 total revenues increased 6.1% reflecting growth across all operations.

Gross profit increased 12.4%. Gross margin increased 70 basis points to 38.4% of total revenues, reflecting gross margin expansion at Coca-Cola FEMSA and FEMSA Comercio’s Proximity Division, partially offset by a contraction at FEMSA Comercio’s Health and Fuel Divisions.

Income from operations increased 38.5%. On an organic basis,1 it increased 35.9%. Our consolidated operating margin increased 180 basis points to 9.0% of total revenues, reflecting margin expansion at Coca-Cola FEMSA and FEMSA Comercio’s Proximity and Health Division, partially offset by a contraction at FEMSA Comercio’s Fuel Division.

Net consolidated income increased to a Ps. 11,514 million, reflecting: i) higher income from operations at all our business units; ii) higher non-operating income; and iii) an increase in our participation in associates’ results, which mainly reflects the results of our investment in Heineken. These were partially offset by a non-cash foreign exchange loss related to FEMSA’s U.S. dollar-denominated cash position as impacted by the appreciation of the Mexican peso.

Net majority income per FEMSA Unit2 was Ps. 2.14 (US$1.07 per ADS).

Capital expenditures amounted to Ps. 8,526 million, reflecting lower investments at most of our business units.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of June 30, 2021 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

July 28, 2021	7

femsa comercio – PROXIMITY division

FEMSA COMERCIO – PROXIMITY DIVISION
Financial Summary for the First Six Months
(Millions of Ps. except same-stores sales)

	2021	2020	Var.
Same-store sales (thousands of Ps.)	744	714	4.2%
Revenues	94,268	89,030	5.9%
Income from Operations	6,980	4,639	50.5%
Income from Operations Margin (%)	7.4	5.2	220 bps
Operative Cash Flow (EBITDA)	12,556	10,376	21.0%
Operative Cash Flow (EBITDA) Margin (%)	13.3	11.7	160 bps

Total revenues increased 5.9%. OXXO’s same-store sales increased an average of 4.2%, driven by a 11.6% increase in average customer ticket, partially offset by a 6.6% decrease in store traffic.

Gross profit reached 40.9% of total revenues.

Income from operations amounted to 7.4% of total revenues. Operating expenses increased 2.2% to Ps. 31,532 million.

femsa comercio – health division

FEMSA COMERCIO – HEALTH DIVISION
Financial Summary for the First Six Months
(Millions of Ps. except same-stores sales)

	2021	2020	Var.
Same-store sales (thousands of Ps.)	1,383	1,200	15.2%
Revenues	36,127	30,920	16.8%
Income from Operations	1,866	890	109.7%
Income from Operations Margin (%)	5.2	2.9	230 bps
Operative Cash Flow (EBITDA)	3,550	2,609	36.1%
Operative Cash Flow (EBITDA) Margin (%)	9.8	8.4	140 bps

Total revenues increased by 16.8%. Same-store sales for drugstores increased by an average of 15.2%, reflecting positive trends in our Mexican, Chilean and Colombian operations coupled with a positive currency translation effect related to the appreciation of the Chilean peso compared to the Mexican peso during the first six months of the year, partially offset by strict mobility restrictions across our South American operations.

Gross profit reached 29.1% of total revenues.

Income from operations amounted to 5.2% of total revenues. Operating expenses increased 5.5% to Ps. 8,637 million.

July 28, 2021	8

FEMSA COMERCIO – FUEL DIVISION

FEMSA COMERCIO – FUEL DIVISION
Financial Summary for the First Six Months
(Millions of Ps. except same-stations sales)

	2021	Comparable 2Q20(1)	Var.*	Reported 2Q20
Same-station sales (thousands of Ps.)	5,516	5,214	5.8%	5,214
Revenues	18,509	17,239	7.4%	17,239
Income from Operations	564	615	(8.3%)	285
Income from Operations Margin (%)	3.0	3.6	-60 bps	1.7
Operative Cash Flow (EBITDA)	1,044	1,062	(1.7%)	732
Operative Cash Flow (EBITDA) Margin (%)	5.6	6.2	-60 bps	4.2

(1) Includes wholesale and distribution operations

*vs. Comparable Results

Total revenues increased 7.4%. Same-station sales increased an average of 5.8%, reflecting a 11.4% increase in the average price per liter, partially offset by a 5.0% decrease in the average volume.

Gross profit reached 12.8% of total revenues.

Income from operations amounted to 3.0% of total revenues. Operating expenses increased 4.3% to Ps. 1,813 million.

Logistics and Distribution

LOGISTICS AND DISTRIBUTION
Financial Summary for the First Six Months
(Millions of Ps.)

2021
Revenues	22,074
Income from Operations	953
Income from Operations Margin (%)	4.3
Operative Cash Flow (EBITDA)	2,162
Operative Cash Flow (EBITDA) Margin (%)	9.8

Total revenues amounted to Ps. 22,074 million, reflecting positive demand dynamics in our operations in Latin America, coupled with gradual recovery trends in the United States. These were partially offset by the negative currency translation effect from the depreciation of the Brazilian Real relative to the Mexican peso.

Gross profit reached 21.8% of total revenues, reflecting favorable sales mix and efficiencies in our Latin American operations.

Income from operations represented 4.3% of total revenues. Operating expenses totaled Ps. 3,869 million, reflecting high operating leverage driven by tight expense control and efficiencies across markets.

July 28, 2021	9

coca-cola femsa

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting http://www.coca-colafemsa.com

CONFERENCE CALL INFORMATION:
Our Second Quarter 2021 Conference Call will be held on: Wednesday, July 28, 2021, 10:00 AM Eastern Time (9:00 AM Mexico City Time). To participate in the conference call, please dial: Domestic US: (866) 548 4713; International: +1 (323) 794 2093; Conference Id: 9127072. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.
If you are unable to participate live, the conference call audio will be available on http://ir.FEMSA.com/results.cfm

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and a Fuel Division, which operates the OXXO Gas chain of retail service stations. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, as the second largest shareholder of Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 320,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate its sustainability performance.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on June 30, 2021, which was 19.9060 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

eight pages of tables and Coca-Cola FEMSA’s press release to follow

July 28, 2021	10

FEMSA
Consolidated Income Statement
Millions of Pesos

	For the second quarter of:						For the six months of:
	2021	% of rev.	2020	% of rev.	% Var.	% Org.(A)	2021	% of rev.	2020	% of rev.	% Var.	% Org.(A)
Total revenues	137,058	100.0	114,514	100.0	19.7	15.7	261,556	100.0	236,716	100.0	10.5	6.1
Cost of sales	83,200	60.7	70,970	62.0	17.2		161,156	61.6	147,369	62.3	9.4
Gross profit	53,858	39.3	43,544	38.0	23.7		100,400	38.4	89,347	37.7	12.4
Administrative expenses	6,573	4.8	5,263	4.6	24.9		12,404	4.7	10,278	4.3	20.7
Selling expenses	33,175	24.2	30,165	26.3	10.0		64,069	24.5	61,162	25.8	4.8
Other operating expenses (income), net (1)	137	0.1	660	0.6	(79.2)		429	0.2	937	0.4	(54.2)
Income from operations(2)	13,973	10.2	7,456	6.5	87.4	84.9	23,498	9.0	16,970	7.2	38.5	35.9
Other non-operating expenses (income)	(565)		7,241		(107.8)		(1,003)		7,098		(114.1)
Interest expense	4,878		4,184		16.6		8,714		9,518		(8.4)
Interest income	283		629		(55.0)		543		1,319		(58.8)
Interest expense, net	4,595		3,555		29.3		8,171		8,199		(0.3)
Foreign exchange loss (gain)	2,485		207		N.S.		961		(8,117)		(111.8)
Other financial expenses (income), net.	(107)		(83)		28.9		(261)		(181)		44.5
Financing expenses, net	6,973		3,679		89.5		8,871		(99)		N.S.
Income before income tax and participation in associates results	7,565		(3,464)		N.S.		15,630		9,972		56.7
Income tax	3,311	43.8%	5,733	-165.5%	(42.2)		5,970	38%	10,455	105%	(42.9)
Participation in associates results(3)	1,001		(1,578)		163.4		1,854		(1,185)		N.S.
(Loss) Consolidated net income	5,255		(10,775)		148.8		11,514		(1,669)		N.S.
Net majority income	3,082		(11,692)		126.4		7,647		(3,911)		N.S.
Net minority income	2,173		917		137.0		3,867		2,242		72.5

Operative Cash Flow & CAPEX	2021	% Integral	2020	% Integral	% Inc.	% Org.(A)	2021	% Integral	2020	% Integral	% Inc.	% Org.(A)
Income from operations	13,973	10.2	7,456	6.5	87.4	84.9	23,498	9.0	16,970	7.2	38.5	35.9
Depreciation	6,221	4.5	6,348	5.5	(2.0)		12,428	4.8	12,476	5.3	(0.4)
Amortization & other non-cash charges	1,155	0.9	1,332	1.2	(13.3)		2,400	0.9	2,810	1.1	(14.6)
Operative Cash Flow (EBITDA)	21,349	15.6	15,136	13.2	41.0	38.8	38,326	14.7	32,256	13.6	18.8	16.4
CAPEX	5,172		4,384		18.0		8,526		9,693		(12.0)

(A) Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.

(1) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.

(2) Income from operations = gross profit - administrative and selling expenses  - other operating expenses (income), net.

(3) Mainly represents the equity method participation in Heineken´s and Raizen convenience stores results, net.

July 28, 2021	11

FEMSA
Consolidated Balance Sheet
Millions of Pesos

ASSETS		Jun-21	Dec-20	% Inc.
Cash and cash equivalents		107,784	107,624	0.1	160
Investments		10,107	662	N.S.
Accounts receivable		26,886	28,249	(4.8)
Inventories		44,386	44,034	0.8
Other current assets		22,316	20,700	7.8		x
Total current assets		211,479	201,269	5.1
Investments in shares		91,424	98,270	(7.0)
Property, plant and equipment, net		111,475	113,106	(1.4)
Right of use		54,776	54,747	0.1
Intangible assets (1)		154,870	155,501	(0.4)
Other assets		69,701	61,955	12.5
TOTAL ASSETS		693,725	684,848	1.3

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans		3,070	4,469	(31.3)
Current maturities of long-term debt		2,662	4,332	(38.6)
Interest payable		1,677	2,069	(18.9)
Current maturities of long-term leases		6,854	6,772	1.2
Operating liabilities		112,706	100,771	11.8
Total current liabilities		126,969	118,413	7.2
Long-term debt (2)		176,716	174,706	1.2
Long-term leases		52,020	51,536	0.9
Laboral obligations		7,443	7,253	2.6
Other liabilities		24,850	25,753	(3.5)
Total liabilities		387,998	377,661	2.7
Total stockholders’ equity		305,727	307,187	(0.5)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		693,725	684,848	1.3

	June 30, 2021
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	37.3%	7.2%
U.S. Dollars	36.2%	3.3%
Euros	15.6%	5.4%
Colombian pesos	1.0%	3.8%
Argentine pesos	0.4%	46.7%
Brazilian reais	7.2%	6.8%
Chilean pesos	1.6%	1.6%
Uruguayan Pesos	0.7%	7.3%
Guatemalan Quetzal	0.0%	6.3%
Total debt	100.0%	5.5%

Fixed rate (2)	89.5%
Variable rate (2)	10.5%

DEBT MATURITY PROFILE	2021	2022	2023	2024	2025	2026+
% of Total Debt	2.1%	1.6%	3.6%	3.6%	4.3%	84.8%

(1) Includes mainly the intangible assets generated by acquisitions.

(2) Includes the effect of derivative financial instruments on long-term debt.

July 28, 2021	12

FEMSA Comercio - Proximity Division
Results of Operations
Millions of Pesos

	For the second quarter of:					For the six months of:
	2021	% of rev.	2020	% of rev.	% Var.	2021	% of rev.	2020	% of rev.	% Var.
Total revenues	50,850	100.0	43,409	100.0	17.1	94,268	100.0	89,030	100.0	5.9
Cost of sales	29,712	58.4	26,167	60.3	13.5	55,756	59.1	53,548	60.1	4.1
Gross profit	21,138	41.6	17,242	39.7	22.6	38,512	40.9	35,482	39.9	8.5
Administrative expenses	1,579	3.1	1,367	3.1	15.5	2,805	3.0	2,654	3.0	5.7
Selling expenses	14,930	29.4	13,937	32.2	7.1	28,596	30.4	27,809	31.3	2.8
Other operating expenses (income), net	60	0.1	354	0.8	(83.1)	131	0.1	380	0.4	(65.5)
Income from operations	4,569	9.0	1,584	3.6	188.4	6,980	7.4	4,639	5.2	50.5
Depreciation	2,572	5.1	2,591	6.0	(0.7)	5,140	5.5	5,105	5.7	0.7
Amortization & other non-cash charges	219	0.4	453	1.1	(51.7)	436	0.4	632	0.8	(31.0)
Operative cash flow (EBITDA)	7,360	14.5	4,628	10.7	59.0	12,556	13.3	10,376	11.7	21.0
CAPEX	1,730		1,693		2.2	3,038		3,948		(23.0)

Information of OXXO Stores
Total stores						19,834		19,558		1.4
Stores Mexico						19,566		19,308		1.3
Stores South America						268		250		7.2

Net new conveniences stores:
vs. Last quarter	128		(40)		N.S.
Year-to-date	268		228		17.5
Last-twelve-months	276		950		(70.9)

Same-store data: (1)
Sales (thousands of pesos)	801.2		693.1		15.6	744.1		713.9		4.2
Traffic (thousands of transactions)	17.9		16.6		7.4	17.1		18.3		(6.6)
Ticket (pesos)	44.9		41.7		7.6	43.6		39.1		11.6

(1) Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.

July 28, 2021	13

FEMSA Comercio - Health Division
Results of Operations
Millions of Pesos

	For the second quarter of:					For the six months of:
	2021	% of rev.	2020	% of rev.	% Var.	2021	% of rev.	2020	% of rev.	% Var.
Total revenues	18,377	100.0	15,624	100.0	17.6	36,127	100.0	30,920	100.0	16.8
Cost of sales	12,943	70.4	10,849	69.4	19.3	25,624	70.9	21,847	70.7	17.3
Gross profit	5,434	29.6	4,775	30.6	13.8	10,503	29.1	9,073	29.3	15.8
Administrative expenses	819	4.5	868	5.6	(5.6)	1,554	4.3	1,666	5.4	(6.7)
Selling expenses	3,596	19.6	3,377	21.6	6.5	7,113	19.7	6,463	20.8	10.1
Other operating expenses (income), net	(37)	(0.2)	25	0.2	N.S.	(30)	(0.1)	54	0.2	(155.6)
Income from operations	1,056	5.7	505	3.2	109.1	1,866	5.2	890	2.9	109.7
Depreciation	741	4.0	782	5.0	(5.2)	1,444	4.0	1,443	4.7	0.1
Amortization & other non-cash charges	120	0.7	131	0.9	(8.4)	240	0.6	276	0.8	(13.0)
Operative cash flow (EBITDA)	1,917	10.4	1,418	9.1	35.2	3,550	9.8	2,609	8.4	36.1
CAPEX	331		363		(8.8)	585		737		(20.7)

Information of Stores
Total Stores						3,459		3,189		8.5
Stores Mexico						1,372		1,275		7.6
Stores South America						2,087		1,914		9.0

Net new stores:
vs. Last quarter	54		-7		N.S.
Year-to-date	91		28		N.S.
Last-twelve-months	270		128		110.9

Same-store data: (1)
Sales (thousands of pesos)	1,359.4		1,183.1		14.9	1,382.5		1,200.3		15.2

(1) Monthly average information per store, considering same stores with more than twelve months of all the operations of FEMSA Comercio - Health Division.

July 28, 2021	14

FEMSA Comercio - Fuel Division
Results of Operations
Millions of Pesos

	For the second quarter of:
			Comparable (A)			As Reported
	2021	% of rev.	2020	% of rev.	% Var.	2020	% of rev.	% Var.
Total revenues	9,974	100.0	6,382	100.0	56.3	6,382	100.0	56.3
Cost of sales	8,677	87.0	5,399	84.6	60.7	5,533	86.7	56.8
Gross profit	1,297	13.0	983	15.4	31.9	849	13.3	52.8
Administrative expenses	84	0.8	71	1.1	18.3	71	1.1	18.3
Selling expenses	855	8.6	735	11.5	16.3	722	11.3	18.4
Other operating expenses (income), net	2	-	5	0.1	(60.0)	5	0.1	(60.0)
Income from operations	356	3.6	172	2.7	107.0	51	0.8	N.S.
Depreciation	247	2.5	206	3.2	19.9	206	3.2	19.9
Amortization & other non-cash charges	7	-	10	0.2	(30.0)	10	0.2	(30.0)
Operative cash flow (EBITDA)	610	6.1	388	6.1	57.2	267	4.2	128.5
CAPEX	82		110		(25.5)	110		(25.5)

Information of OXXO GAS Service Stations
Total service stations	563		551		2.2
Net new service stations
vs. Last quarter	2		1		100.0
Year-to-date	5		6		(16.7)
Last-twelve-months	12		10		20.0

Volume (million of liters) total stations	528		420		25.6

Same-stations data: (1)
Sales (thousands of pesos)	5,927.2		3,855.2		53.7
Volume (thousands of liters)	316.1		254.6		24.2
Average price per liter	18.8		15.1		23.8

(A) Unaudited consolidated financial information
(1) Monthly average information per station, considering same stations with more than twelve months of operations.

FEMSA Comercio - Fuel Division
Results of Operations
Millions of Pesos

	For the six months of:
			Comparable (A)			As Reported
	2021	% of rev.	2020	% of rev.	% Var.	2020	% of rev.	% Var.
Total revenues	18,509	100.0	17,239	100.0	7.4	17,239	100.0	7.4
Cost of sales	16,132	87.2	14,885	86.3	8.4	15,237	88.4	5.9
Gross profit	2,377	12.8	2,354	13.7	1.0	2,002	11.6	18.7
Administrative expenses	147	0.8	107	0.6	37.4	107	0.6	37.4
Selling expenses	1,672	9.0	1,626	9.5	2.8	1,604	9.3	4.2
Other operating expenses (income), net	(6)	-	6	-	N.S.	6	-	N.S.
Income from operations	564	3.0	615	3.6	(8.3)	285	1.7	97.9
Depreciation	476	2.6	429	2.5	11.0	429	2.5	11.0
Amortization & other non-cash charges	4	-	18	0.1	(77.8)	18	-	(77.8)
Operative cash flow (EBITDA)	1,044	5.6	1,062	6.2	(1.7)	732	4.2	42.6
CAPEX	169		213		(20.8)	213		(20.8)

Information of OXXO GAS Service Stations
Total service stations	563		551		2.2
Net new service stations
vs. Last quarter	2		1		100.0
Year-to-date	5		6		(16.7)
Last-twelve-months	12		10		20.0

Volume (million of liters) total stations	999		1,041		(4.1)

Same-stations data: (1)
Sales (thousands of pesos)	5,516.5		5,214.0		5.8
Volume (thousands of liters)	299.9		315.8		(5.0)
Average price per liter	18.4		16.5		11.4

(A) Unaudited consolidated financial information
(1) Monthly average information per station, considering same stations with more than twelve months of operations.

July 28, 2021	15

Logistics and Distribution
Results of Operations
Millions of Pesos

	For the second quarter of:		For the six months of:
	2021	% of rev.	2021	% of rev.
Total revenues	11,266	100.0	22,074	100.0
Cost of sales	8,798	78.1	17,254	78.2
Gross profit	2,468	21.9	4,821	21.8
Administrative expenses	1,032	9.2	2,155	9.8
Selling expenses	856	7.6	1,706	7.7
Other operating expenses (income), net	(6)	(0.1)	8	-
Income from operations	586	5.2	953	4.3
Depreciation	434	3.9	844	3.8
Amortization & other non-cash charges	177	1.5	365	1.7
Operative cash flow (EBITDA)	1,197	10.6	2,162	9.8
CAPEX	130		324

July 28, 2021	16

Coca-Cola FEMSA
Results of Operations
Millions of Pesos

	For the second quarter of:					For the six months of:
	2021	% of rev.	2020	% of rev.	% Var.	2021	% of rev.	2020	% of rev.	% Var.
Total revenues	47,786	100.0	43,075	100.0	10.9	92,500	100.0	88,341	100.0	4.7
Cost of sales	25,226	52.8	24,000	55.7	5.1	50,009	54.1	48,592	55.0	2.9
Gross profit	22,560	47.2	19,075	44.3	18.3	42,491	45.9	39,749	45.0	6.9
Administrative expenses	2,279	4.8	1,882	4.4	21.1	4,092	4.4	3,733	4.2	9.6
Selling expenses	12,910	26.9	11,748	27.3	9.9	24,899	26.9	24,399	27.6	2.0
Other operating expenses (income), net	123	0.3	315	0.7	(61.0)	353	0.4	763	0.9	(53.7)
Income from operations	7,248	15.2	5,130	11.9	41.3	13,147	14.2	10,854	12.3	21.1
Depreciation	2,179	4.6	2,324	5.4	(6.2)	4,417	4.8	4,577	5.2	(3.5)
Amortization & other non-cash charges	580	1.1	767	1.8	(24.4)	1,252	1.3	1,864	2.1	(32.8)
Operative cash flow (EBITDA)	10,007	20.9	8,221	19.1	21.7	18,816	20.3	17,295	19.6	8.8
CAPEX	2,841		1,788		58.9	4,301		3,867		11.2

Sales volumes
(Millions of unit cases)
Mexico and Central America	545.8	64.1	521.7	66.8	4.6	1,017.1	61.6	998.0	63.4	1.9
South America	106.1	12.5	85.6	11.0	23.9	226.7	13.7	196.8	12.5	15.2
Brazil	199.5	23.4	173.5	22.2	15.0	408.3	24.7	379.6	24.1	7.6
Total	851.4	100.0	780.8	100.0	9.1	1,652.0	100.0	1,574.3	100.0	4.9

July 28, 2021	17

FEMSA
Macroeconomic Information

	Inflation		End-of-period Exchange Rates
	2Q 2021	LTM (1) Jun-21	Jun-21		Dec-20
			Per USD	Per MXN	Per USD	Per MXN
Mexico	1.17%	6.02%	19.80	1.0000	19.95	1.0000
Colombia	1.29%	2.89%	3,756.67	0.0053	3,432.50	0.0058
Brazil	1.39%	8.28%	5.00	3.9588	5.20	3.8387
Argentina	6.68%	47.13%	95.72	0.2069	84.15	0.2371
Chile	0.56%	3.29%	735.28	0.0269	711.24	0.0280
Euro Zone	0.16%	2.35%	0.84	23.5896	0.81	24.5213

(1) LTM = Last twelve months.

July 28, 2021	18

Coca-Cola FEMSA Announces Results for the Second Quarter and First Six Months of 2021

Mexico City, July 26, 2021, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOF UBL, NYSE: KOF) (“Coca-Cola FEMSA”, “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the second quarter and the first six months of 2021.

SECOND QUARTER OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Consolidated volumes increased 9.1% as compared to the second quarter of 2020 and 1.3% as compared to the same period of 2019. This increase was driven by volume growth across all of our territories as a result of solid execution, coupled with economic reopening and increased mobility across our markets.
•	Total revenues increased 10.9%, comparable revenues increased 19.2%. This increase was driven mainly by volume growth, coupled with pricing initiatives and favorable price-mix effects. These effects were partially offset by unfavorable currency translation. Total revenues remained flat as compared to the same period of 2019.
•	Operating income increased 41.3%, while comparable operating income increased 44.1%. This increase was driven mainly by cost and expense efficiencies, coupled with favorable price-mix effects and raw material hedging initiatives. Additionally, we recognized a positive extraordinary effect of Ps. 1,083 million, driven by the resumption of the recognition of tax credits in Brazil related to the Manaus Free Trade Zone. These effects were partially offset by the normalization of certain operating expenses and unfavorable currency hedging positions. Operating income increased 14.4% as compared to the same period of 2019.
•	Majority net income increased 56.8%, driven mainly by operating income growth, coupled with a decline in other non-operating expenses related to impairments of Ps. 903 million recognized during the same period of the previous year.
•	Earnings per share[1] were Ps. 0.20 (Earnings per unit were Ps. 1.58 and per ADS were Ps. 15.79.).

FINANCIAL SUMMARY FOR THE SECOND QUARTER AND FIRST SIX MONTHS OF 2021
Change vs. same period of last year
		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		2Q 2021	YTD 2021	2Q 2021	YTD 2021	2Q 2021	YTD 2021	2Q 2021	YTD 2021
As Reported	Consolidated	10.9%	4.7%	18.3%	6.9%	41.3%	21.1%	56.8%	38.9%
	Mexico & Central America	10.5%	6.3%	12.6%	8.9%	9.3%	16.8%
	South America	11.7%	2.3%	32.0%	3.1%	387.6%	34.2%

Comparable (2)	Consolidated	19.2%	12.2%	26.1%	13.7%	44.1%	26.9%
	Mexico & Central America	13.7%	7.9%	15.6%	10.4%	11.1%	17.9%
	South America	29.9%	19.6%	55.0%	20.7%	415.3%	58.0%

John Santa Maria, Coca-Cola FEMSA’s CEO, commented:

“We are proud that our efforts to accelerate the recovery are reflected in solid second-quarter results and a solid cash flow generation. Our consolidated revenues increased 10.9%, driven by our portfolio and execution initiatives, coupled with recovering mobility and improving price-mix trends. Notably, our Mexico and Central America division delivered double-digit top-line growth, while our South America division’s outstanding volume performance was driven mainly by a solid growth in Brazil, coupled with recovering trends in Colombia, Argentina, and Uruguay. As a result, our consolidated volumes already exceed our 2019 baseline by 1.3%. Importantly, as part of our resilient profile and disciplined approach, our favorable raw material hedging initiatives combined with cost and expense efficiencies, are enabling us to protect our profitability, while successfully navigating still volatile environments.

As we enter the second half of the year, we are confident that we are taking the right strategic actions to continue building an unparalleled commercial beverage platform that is digitally integrated in order to carry on capturing opportunities to grow profitability. Moreover, we continue ensuring that our employees, clients and consumers remain at the center of every decision and action we take. By delivering on our objectives, we are confident that we will continue to deliver sustainable value for all of our stakeholders for many years to come.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.
(2)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 2Q21 Results July 26, 2021	Page 19 of 34

RECENT DEVELOPMENTS

•	After conducting a thorough analysis, Coca-Cola FEMSA has decided to reverse its temporary decision to suspend tax credits on concentrate purchased from the Manaus Free Trade Zone in Brazil as of the second quarter 2021. As a result, the Company is recognizing an extraordinary Ps. 1,083 million at the operating income level equivalent to the accumulated credit suspended since 2019 and until the first quarter of 2021. This decision was supported by recent developments and opinions from external advisors.

•	Coca-Cola FEMSA and The Coca-Cola Company have enhanced their Cooperation Framework.

As part of a shared vision for the future, and to continue strengthening its relationship and alignment, Coca-Cola FEMSA and The Coca-Cola Company have agreed to enhance the Cooperation Framework previously announced in July 2016. This enhancement includes additional drivers to grow the business, strengthening our successful and longstanding partnership.

This update contemplates the following main objectives:

o	Growth Principles. As part of this milestone, the companies agree to continuously build and align ambitious business growth plans to increase our operating income via top-line growth, cost and expense efficiencies and the implementation of marketing, commercial strategies and productivity programs.
o	Relationship Economics. Aimed at ensuring that the economics of our business and management incentives are fully aligned towards long-term system value creation. Potential future concentrate price adjustments for sparkling beverages and flavored water in all our territories will consider investment and profitability levels that are mutually beneficial for both parties.
o	Potential new businesses and Ventures. As the System continues to evolve, leveraging Coca-Cola FEMSA’s sales and distribution network, the Company may be allowed to engage in the distribution of potential new businesses such as the distribution of beer, spirits and other consumer goods.
o	Digital Strategy. Development of a joint general framework for digital initiatives as part of both companies’ industry leading digitization efforts.

•	On May 4, 2021, Coca-Cola FEMSA paid the first installment of the 2020 dividend in the amount of Ps. 0.63 per share for a total cash distribution of more than Ps. 5,294 million pesos for the first installment.

•	On June 30, 2021, Coca-Cola FEMSA published its first Green Bond Report, providing an update on the allocation of the use of proceeds from its first-ever green bond, issued in September 2020 for US$705 million. According to best practices, the company reported the use of proceeds for its look-back period, from 2018 to 2020, having allocated US$235.48 million, representing 33.4% of the proceeds from the green bond.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 2Q21 Results July 26, 2021	Page 20 of 34

CONSOLIDATED SECOND QUARTER RESULTS

CONSOLIDATED SECOND QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2021	2Q 2020	Δ%	Δ%
Total revenues	47,786	43,075	10.9%	19.2%
Gross profit	22,560	19,075	18.3%	26.1%
Operating income	7,248	5,130	41.3%	44.1%
Operating cash flow (2)	10,007	8,221	21.7%	27.4%

Volume increased 9.1% to 851.4 million unit cases, driven mainly by double-digit growth in South America, coupled with solid volume recoveries in Mexico and Central America. Consolidated volume increased 1.3% versus our 2019 baseline.

Total revenues increased 10.9% to Ps. 47,786 million, driven mainly by volume, our pricing initiatives and favorable price-mix effects across our markets. These effects were partially offset by unfavorable currency translation effects from all of our operating currencies. On a comparable basis, total revenues would have increased 19.2%. Total revenues declined 0.4% versus the same period of 2019.

Gross profit increased 18.3% to Ps. 22,560 million, and gross margin expanded 290 basis points to 47.2%, driven mainly by cost efficiencies, successful raw material hedging initiatives, favorable price-mix effects, and the recognition of Ps. 1,083 million related to the resumption of tax credits on concentrate purchased from the Manaus Free Trade Zone. These effects were partially offset by an unfavorable currency hedging position and higher concentrate costs in Mexico. On a comparable basis, gross profit would have increased 26.1%. Gross profit increased 2.1% versus the second quarter of 2019.

Operating income increased 41.3% to Ps. 7,248 million, and operating margin expanded 330 basis points to 15.2%. This increase was driven mainly by the increase in gross profit, coupled with operating expense efficiencies. These effects were partially offset by the normalization of certain operating expenses such as marketing, labor, and maintenance related to increases in mobility across our operations. On a comparable basis, excluding currency translation effects, our operating income would have increased 44.1%. Our operating income increased 14.4% versus our 2019 baseline.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q21 Results July 26, 2021	Page 21 of 34

Comprehensive financing result recorded an expense of Ps. 1,323 million, compared to an expense of Ps. 1,268 million in the same period of 2020. This increase was driven mainly by a foreign exchange loss of Ps. 171 million, as our cash exposure in U.S. dollars was negatively impacted by the appreciation of the Mexican Peso, as compared to the first quarter of the year. In addition, the Company recorded a lower interest income as compared to the same period of the previous year.

These effects were partially offset by a decrease in interest expenses of Ps. 162 million, driven mainly by the payment of short-term financing incurred during the first quarter of 2020, which was a preventive measure to reinforce the Company’s cash position in the face of the uncertainties driven by the COVID-19 pandemic.

Finally, a gain of Ps. 118 million in monetary position in inflationary subsidiaries was recognized as compared to a gain of Ps. 81 million during the same period of 2020.

Income tax as a percentage of income before taxes was 37.9% as compared to 32.6% during the same period of the previous year. This increase was driven mainly by adjustments to deferred tax reserves, the effects of a higher inflation level, and adjustments in the tax provision.

Net income attributable to equity holders of the company reached Ps. 3,316 million as compared to Ps. 2,115 million during the same period of the previous year. This increase was driven mainly by operating income growth, coupled with impairments recognized in other non-operating expenses of Ps. 903 million during the same period of 2020. Earnings per share1 were Ps. 0.20 (Earnings per unit were Ps. 1.58 and per ADS were Ps. 15.79.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 2Q21 Results July 26, 2021	Page 22 of 34

CONSOLIDATED FIRST SIX MONTHS RESULTS

CONSOLIDATED FIRST SIX MONTHS RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	YTD 2021	YTD 2020	Δ%	Δ%
Total revenues	92,500	88,341	4.7%	12.2%
Gross profit	42,491	39,749	6.9%	13.7%
Operating income	13,147	10,854	21.1%	26.9%
Operating cash flow (2)	18,816	17,295	8.8%	14.8%

Volume increased 4.9% to 1,652.1 million unit cases in the first six months of 2021 as compared to the same period of 2020, driven mainly by gradual recoveries and increases in mobility across our markets. Consolidated volume increased 0.9% as compared with the same period of 2019.

Total revenues increased 4.7% to Ps. 92,500 million in the first six months of 2021 as compared to the same period of 2020, driven mainly by volume growth, coupled with our pricing initiatives and favorable price-mix effects. These factors were partially offset by unfavorable currency translation effects resulting from the depreciation of all of our operating currencies into Mexican Pesos. On a comparable basis, total revenues would have increased 12.2%. Total revenues declined 2.1% versus the same period of 2019.

Gross profit increased 6.9% to Ps. 42,491 million in the first six months of 2021 as compared to the same period of 2020, and gross margin expanded 90 basis points to 45.9%. Our raw material hedging initiatives, cost efficiencies, favorable price-mix effects, and the recognition of Ps. 1,083 million related to the resumption of tax credits on concentrate purchased from the Manaus Free Trade Zone were partially offset by an unfavorable currency hedging position, the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs, and higher concentrate costs in Mexico. On a comparable basis, gross profit would have increased 13.7%. Gross profit declined 1.4% versus 2019.

Operating income increased 21.1% to Ps. 13,147 million in the first six months of 2021 as compared to the same period of 2020, and operating margin expanded 190 basis points to 14.2%. This increase was driven mainly by operating expense efficiencies and an increase in gross profit. These effects were partially offset by the normalization of certain operating expenses such as marketing, labor, and maintenance related to increases in mobility across our operations and unfavorable currency translation effects. On a comparable basis, operating income would have increased 26.9%. Our operating income increased 8.9% versus our 2019 baseline.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q21 Results July 26, 2021	Page 23 of 34

Comprehensive financing result recorded an expense of Ps. 2,454 million during the first six months of 2021 compared to an expense of Ps. 3,467 million in the same period of 2020.

Interest expense, net, recorded a decrease during the first six months of 2021, driven mainly by a one-time interest expense related to our successful debt refinancing initiatives during the first quarter of 2020, coupled with the payment of short-term financings during the first six months of 2021. These short-term financings were a preventive measure to reinforce the Company’s cash position in the face of the uncertainties driven by the COVID-19 pandemic.

In addition, we recognized a larger gain in monetary position in inflationary subsidiaries as compared to the same period of 2020.

These effects were partially offset by a foreign exchange loss of Ps. 156 million, as compared to a gain of Ps. 493 million registered during the same period of 2020, as our cash exposure to U.S. dollars was negatively impacted by the appreciation of the Mexican Peso.

Income tax as a percentage of income before taxes was 36.5% as compared to 31.5% during the first six months of the previous year. This increase was driven mainly by tax impacts related to higher inflation in 2021, adjustments of deferred tax assets and effects of certain changes on tax legislation where we operate.

Net income attributable to equity holders of the company increased 38.9% to reach Ps. 6,472 million in the first six months of 2020 as compared to Ps. 4,658 million during the same period of the previous year. This increase was driven mainly by an increase in operating income, coupled with lower financial costs related to a one-time increase in our interest expense in 2020 and lower non-operative expenses due to impairments of Ps. 903 million recognized during the first six months of 2020. Earnings per share1 were Ps. 0.39 (Earnings per unit were Ps. 3.08 and earnings per ADS were Ps. 30.81.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 2Q21 Results July 26, 2021	Page 24 of 34

MEXICO & CENTRAL AMERICA DIVISION SECOND QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2021	2Q 2020	Δ%	Δ%
Total revenues	30,262	27,380	10.5%	13.7%
Gross profit	15,175	13,480	12.6%	15.6%
Operating income	5,132	4,696	9.3%	11.1%
Operating cash flow (2)	6,821	6,482	5.2%	7.7%

Volume increased 4.6% to 545.8 million unit cases, driven mainly by double-digit growth in Guatemala, Panama, and Nicaragua, coupled with volume recoveries in Mexico and Costa Rica. Volume declined 1.6% versus our 2019 baseline.

Total revenues increased 10.5% to Ps. 30,262 million, driven by volume increases, our pricing initiatives, and favorable price-mix effects. These effects were partially offset by an unfavorable currency translation effect from all our operating currencies in Central America as translated into Mexican Pesos. On a comparable basis, total revenues would have increased 13.7%. Total revenues grew 4.3% versus the same period of 2019.

Gross profit increased 12.6% to Ps. 15,175 million, and gross margin increased 90 basis points, driven mainly by cost efficiencies coupled with favorable raw material hedging strategies and favorable price-mix effects. These factors were partially offset by higher concentrate costs in Mexico and an unfavorable currency hedging position. On a comparable basis, gross profit would have increased 15.6%. Gross profit increased 7.1% versus our 2019 baseline.

Operating income increased 9.3% to Ps. 5,132 million, and operating margin contracted 20 basis points to 17.0%, driven mainly by gross profit growth. These effects were partially offset by the normalization of certain operating expenses such as marketing, labor, and maintenance as compared to the same period in 2020. On a comparable basis, operating income would have increased 11.1%. Our operating income increased 13.4% versus our 2019 baseline.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q21 Results July 26, 2021	Page 25 of 34

SOUTH AMERICA DIVISION SECOND QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2021	2Q 2020	Δ%	Δ%
Total revenues	17,524	15,695	11.7%	29.9%
Gross profit	7,385	5,595	32.0%	55.0%
Operating income	2,116	434	387.6%	415.3%
Operating cash flow (2)	3,186	1,739	83.2%	109.1%

Volume increased 17.9% to 305.6 million unit cases, driven mainly by double-digit growth in all of our markets, led mainly by Brazil and Colombia that grew volumes as compared to 2019. The division’s volume increased 6.8% versus our 2019 baseline.

Total revenues increased 11.7% to Ps. 17,524 million, driven mainly by volume growth across our territories and favorable price-mix effects, partially offset by an unfavorable currency translation effect resulting from the depreciation of all of our operating currencies in the division as compared to the Mexican Peso. On a comparable basis, excluding currency translation effects, total revenues would have increased 29.9%. Total revenues declined 7.6% versus the same period of 2019, driven mainly by unfavorable currency translation effects.

Gross profit increased 32.0% to Ps. 7,385 million, and gross margin expanded 650 basis points to 42.1%. This increase is a result of improving operating leverage and price-mix effects, cost efficiencies, and our favorable raw material hedging position, coupled with the recognition of Ps. 1,083 million related to the resumption of tax credits on concentrate purchased from the Manaus Free Trade Zone. These effects were partially offset by an unfavorable currency hedging position, the depreciation in the average exchange rate of the Argentine Peso as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit would have increased 55.0%. Gross profit decreased 7.0% versus our 2019 baseline.

Operating income increased 387.6% to Ps. 2,116 million, and operating margin expanded 930 basis points, driven mainly by gross profit growth, coupled with operating expense efficiencies. These effects were partially offset by the gradual normalization of marketing, labor, and maintenance expenses and an operating foreign exchange loss. On a comparable basis, operating income would have increased 415.3%. Operating income increased 16.8% versus our 2019 baseline.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q21 Results July 26, 2021	Page 26 of 34

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Operating cash flow is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as each KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

COMPARABILITY

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance, as of the first quarter 2020, we adjusted our methodology to calculate our comparable figures, no longer excluding hyperinflationary operations. Due to this change, our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

Coca-Cola FEMSA Reports 2Q21 Results July 26, 2021	Page 27 of 34

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 129 brands to a population of more than 265 million. With over 80 thousand employees, the Company markets and sells approximately 3.3 billion unit cases through close to 2 million points of sale a year. Operating 49 manufacturing plants and 268 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com.

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollars amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

Coca-Cola FEMSA Reports 2Q21 Results July 26, 2021	Page 28 of 34

COCA-COLA FEMSA CONSOLIDATED INCOME STATEMENT
Millions of Pesos (1)

	For the Second Quarter of:						For the First Six Months of:
	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (7)	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	4,660.0		3,636.9		28.1%	28.1%	9,035.0		8,288.0		9.0%	9.0%
Volume (million unit cases)	851.4		780.7		9.1%	9.1%	1,652.1		1,574.3		4.9%	4.9%
Average price per unit case	51.78		50.56		2.4%		51.34		51.18		0.3%
Net revenues	47,639		42,944		10.9%		92,181		87,821		5.0%
Other operating revenues	147		131		12.3%		320		520		-38.5%
Total revenues (2)	47,786	100.0%	43,075	100.0%	10.9%	19.2%	92,500	100.0%	88,341	100.0%	4.7%	12.2%
Cost of goods sold	25,226	52.8%	24,000	55.7%	5.1%		50,009	54.1%	48,593	55.0%	2.9%
Gross profit	22,560	47.2%	19,075	44.3%	18.3%	26.1%	42,491	45.9%	39,749	45.0%	6.9%	13.7%
Operating expenses	15,189	31.8%	13,630	31.6%	11.4%		28,991	31.3%	28,132	31.8%	3.1%
Other operative expenses, net	152	0.3%	206	0.5%	-26.2%		364	0.4%	522	0.6%	-30.2%
Operative equity method (gain) loss in associates(3)	(29)	-0.1%	109	0.3%	NA		(11)	0.0%	241	0.3%	NA
Operating income (5)	7,248	15.2%	5,130	11.9%	41.3%	44.1%	13,147	14.2%	10,854	12.3%	21.1%	26.9%
Other non operative expenses, net	(83)	-0.2%	997	2.3%	NA		(80)	-0.1%	990	1.1%	NA
Non Operative equity method (gain) loss in associates (4)	72	0.2%	(25)	-0.1%	NA		71	0.1%	(98)	-0.1%	NA
Interest expense	1,463		1,625		-9.9%		2,936		4,691		-37.4%
Interest income	194		269		-28.0%		356		556		-35.9%
Interest expense, net	1,270		1,356		-6.4%		2,580		4,136		-37.6%
Foreign exchange loss (gain)	171		(8)		NA		156		(493)		NA
Loss (gain) on monetary position in inflationary subsidiries	(118)		(81)		46.2%		(291)		(175)		66.6%
Market value (gain) loss on financial instruments	1		1		-10.4%		9		(1)		NA
Comprehensive financing result	1,323		1,268		4.4%		2,454		3,467		-29.2%
Income before taxes	5,936		2,889		105.4%		10,702		6,494		64.8%
Income taxes	2,268		969		133.9%		3,927		2,091		87.8%
Result of discontinued operations	-		-		NA		-		-		NA
Consolidated net income	3,668		1,920		91.1%		6,775		4,403		53.9%
Net income attributable to equity holders of the company	3,316	6.9%	2,115	4.9%	56.8%		6,472	7.0%	4,658	5.3%	38.9%
Non-controlling interest	352	0.7%	(195)	-0.5%	NA		303	0.3%	(256)	-0.3%	NA

Operating Cash Flow & CAPEX	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (7)	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	7,248	15.2%	5,130	11.9%	41.3%		13,147	14.2%	10,854	12.3%	21.1%
Depreciation	2,179		2,324		-6.2%		4,417		4,577		-3.5%
Amortization and other operative non-cash charges	580		767		-24.4%		1,252		1,864		-32.8%
Operating cash flow (5)(6)	10,007	20.9%	8,221	19.1%	21.7%	27.4%	18,816	20.3%	17,295	19.6%	8.8%	14.8%
CAPEX	2,841		1,788		58.9%		4,301		3,867		11.2%

(1)	Except volume and average price per unit case figures.

(2)	Please refer to page 14 and 15 for revenue breakdown.

(3)	Includes equity method in Jugos del Valle, Leão Alimentos, and Estrella Azul, among others.

(4)	Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.

(5)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(6)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(7)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 2Q21 Results July 26, 2021	Page 29 of 34

MEXICO & CENTRAL AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Second Quarter of:						For the First Six Months of:
	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (6)	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,790.7		2,346.7		18.9%	18.9%	5,174.6		4,943.0		4.7%	4.7%
Volume (million unit cases)	545.8		521.6		4.6%	4.6%	1,017.1		998.0		1.9%	1.9%
Average price per unit case	55.42		52.45		5.7%		55.28		52.98		4.3%
Net revenues	30,250		27,363				56,224		52,875
Other operating revenues	12		17				19		29
Total Revenues (2)	30,262	100.0%	27,380	100.0%	10.5%	13.7%	56,242	100.0%	52,904	100.0%	6.3%	7.9%
Cost of goods sold	15,087	49.9%	13,899	50.8%			27,995	49.8%	26,970	51.0%
Gross profit	15,175	50.1%	13,480	49.2%	12.6%	15.6%	28,247	50.2%	25,933	49.0%	8.9%	10.4%
Operating expenses	10,000	33.0%	8,614	31.5%			18,572	33.0%	17,185	32.5%
Other operative expenses, net	62	0.2%	128	0.5%			251	0.4%	515	1.0%
Operative equity method (gain) loss in associates (3)	(19)	-0.1%	42	0.2%			(70)	-0.1%	103	0.2%
Operating income (4)	5,132	17.0%	4,696	17.2%	9.3%	11.1%	9,494	16.9%	8,131	15.4%	16.8%	17.9%
Depreciation, amortization & other operating non-cash charges	1,689	5.6%	1,786	6.5%			3,490	6.2%	3,955	7.5%
Operating cash flow (4)(5)	6,821	22.5%	6,482	23.7%	5.2%	7.7%	12,984	23.1%	12,085	22.8%	7.4%	8.8%

(1)	Except volume and average price per unit case figures.

(2)	Please refer to page 14 and 15 for revenue breakdown.

(3)	Includes equity method in Jugos del Valle and Estrella Azul, among others.

(4)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(6)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Second Quarter of:						For the First Six Months of:
	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (6)	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	1,869.3		1,290.2		44.9%	44.9%	3,860.4		3,345.1		15.4%	15.4%
Volume (million unit cases)	305.6		259.1		17.9%	17.9%	634.9		576.3		10.2%	10.2%
Average price per unit case	45.29		46.75		-3.1%		45.04		48.05		-6.3%
Net revenues	17,389		15,581				35,957		34,946
Other operating revenues	135		114				301		492
Total Revenues (2)	17,524	100.0%	15,695	100.0%	11.7%	29.9%	36,258	100.0%	35,438	100.0%	2.3%	19.6%
Cost of goods sold	10,139	57.9%	10,100	64.4%			22,014	60.7%	21,622	61.0%
Gross profit	7,385	42.1%	5,595	35.6%	32.0%	55.0%	14,244	39.3%	13,815	39.0%	3.1%	20.7%
Operating expenses	5,189	29.6%	5,016	32.0%			10,419	28.7%	10,947	30.9%
Other operative expenses, net	90	0.5%	77	0.5%			113	0.3%	7	0.0%
Operative equity method (gain) loss in associates (3)	(10)	-0.1%	67	0.4%			59	0.2%	139	0.4%
Operating income (4)	2,116	12.1%	434	2.8%	387.6%	415.3%	3,653	10.1%	2,723	7.7%	34.2%	58.0%
Depreciation, amortization & other operating non-cash charges	1,070	6.1%	1,305	8.3%			2,179	6.0%	2,487	7.0%
Operating cash flow (4)(5)	3,186	18.2%	1,739	11.1%	83.2%	109.1%	5,832	16.1%	5,210	14.7%	11.9%	31.1%

(1)	Except volume and average price per unit case figures.

(2)	Please refer to page 14 and 15 for revenue breakdown.

(3)	Includes equity method in Leão Alimentos and Verde Campo, among others.

(4)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(6)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 2Q21 Results July 26, 2021	Page 30 of 34

COCA-COLA FEMSA
CONSOLIDATED BALANCE SHEET
Millions of Pesos

Assets	Jun-21	Dec-20	% Var.	Liabilities & Equity	Jun-21	Dec-20	% Var.
Current Assets				Current Liabilities
Cash, cash equivalents and marketable securities				Short-term bank loans and notes payable	3,148	5,017	-37%
	46,786	43,497	8%	Suppliers	19,663	17,195	14%
Total accounts receivable	8,895	11,523	-23%	Short-term leasing Liabilities	554	560
Inventories	11,580	9,727	19%	Other current liabilities	24,614	20,073	23%
Other current assets	7,785	7,693	1%	Total current liabilities	47,979	42,845	12%
Total current assets	75,046	72,440	4%	Non-Current Liabilities
Non-Current Assets				Long-term bank loans and notes payable	81,213	82,461	-2%
Property, plant and equipment	108,334	109,551	-1%	Long Term Leasing Liabilities	891	746
Accumulated depreciation	(49,910)	(50,091)	0%	Other long-term liabilities	15,417	14,557	6%
Total property, plant and equipment, net	58,424	59,460	-2%	Total liabilities	145,500	140,609	3%
Right of use assets	1,425	1,278	11%	Equity
Investment in shares	7,607	7,623	0%	Non-controlling interest	6,131	5,583	10%
Intangible assets and other assets	104,248	103,971	0%	Total controlling interest	113,454	116,874	-3%
Other non-current assets	18,335	18,294	0%	Total equity	119,585	122,457	-2%
Total Assets	265,085	263,066	1%	Total Liabilities and Equity	265,085	263,066	1%

	June 30, 2021
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate	Debt Maturity Profile
Currency
Mexican Pesos	53.0%	24.1%	7.0%
U.S. Dollars	26.6%	0.0%	2.9%
Colombian Pesos	2.2%	5.7%	3.8%
Brazilian Reals	15.7%	55.6%	6.8%
Uruguayan Pesos	1.6%	0.0%	7.3%
Argentine Pesos	0.8%	0.0%	46.7%
Total Debt	100%	11.0%	6.1%
(1) After giving effect to cross- currency swaps and financial leases.
(2) Calculated by weighting each year´s outstanding debt balance mix.

Financial Ratios	2Q 2021	FY 2020	Δ%
Net debt including effect of hedges (1)(3)	36,392	42,194	-13.8%
Net debt including effect of hedges / Operating cash flow (1)(3)	0.94	1.13
Operating cash flow/ Interest expense, net (1)	7.29	5.46
Capitalization (2)	42.0%	42.7%
(1) Net debt = total debt - cash
(2) Total debt / (long-term debt + shareholders' equity)
(3) After giving effect to cross-currency swaps.

Coca-Cola FEMSA Reports 2Q21 Results July 26, 2021	Page 31 of 34

COCA-COLA FEMSA
QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	2Q 2021					2Q 2020					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	348.8	23.4	75.9	32.1	480.2	346.5	15.9	76.5	27.0	465.9	3.1%
Guatemala	29.6	1.0	-	1.8	32.4	26.5	0.7	-	0.8	28.0	15.9%
CAM South	27.6	1.6	0.1	3.9	33.2	24.2	0.8	0.1	2.8	27.8	19.3%
Mexico and Central America	406.1	26.0	76.0	37.7	545.8	397.1	17.4	76.6	30.5	521.6	4.6%
Colombia	53.6	5.1	3.5	4.5	66.8	46.5	2.0	3.6	2.1	54.3	23.0%
Brazil (3)	177.0	8.4	1.5	12.7	199.5	157.4	5.7	1.8	8.7	173.5	15.0%
Argentina	24.1	2.1	1.2	2.7	30.1	19.7	1.2	1.2	1.2	23.2	29.4%
Uruguay	8.1	1.0	-	0.1	9.3	7.4	0.6	-	0.1	8.1	14.3%
South America	262.8	16.6	6.2	20.0	305.6	230.9	9.6	6.5	12.0	259.1	17.9%
TOTAL	668.9	42.7	82.2	57.7	851.4	628.0	27.0	83.1	42.6	780.7	9.1%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.

(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	2Q 2021					2Q 2020				YoY
	Sparkling	Water		Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	1,895.5	171.0		225.2	2,291.6	1,709.5	118.0	171.1	1,998.6	14.7%
Guatemala	226.7	10.7		18.0	255.4	161.7	7.5	6.8	176.0	45.1%
CAM South	193.9	10.3		39.3	243.6	141.9	4.7	25.5	172.1	41.5%
Mexico and Central America	2,316.1	192.1		282.5	2,790.7	2,013.1	130.2	203.4	2,346.7	18.9%
Colombia	344.5	56.0		39.2	439.7	236.4	25.0	17.0	278.4	57.9%
Brazil (3)	1,045.4	71.6		129.8	1,246.8	773.1	44.0	76.1	893.3	39.6%
Argentina	111.2	11.9		18.8	142.0	72.9	5.9	7.1	85.9	65.3%
Uruguay	35.9	3.6		1.4	40.9	27.8	3.4	1.4	32.6	25.3%
South America	1,537.0	143.0		189.2	1,869.3	1,110.3	78.3	101.6	1,290.2	44.9%
TOTAL	3,853.2	335.1		471.7	4,660.0	3,123.4	208.5	305.0	3,636.9	28.1%

Revenues
Expressed in million Mexican Pesos	2Q 2021	2Q 2020	Δ %
Mexico	25,201	22,504	12.0%
Guatemala	2,556	2,465	3.7%
CAM South	2,505	2,410	3.9%
Mexico and Central America	30,262	27,380	10.5%
Colombia	3,118	2,606	19.7%
Brazil (4)	12,369	11,406	8.4%
Argentina	1,346	1,066	26.3%
Uruguay	690	617	11.9%
South America	17,524	15,695	11.7%
TOTAL	47,786	43,075	10.9%

(3) Volume and transactions in Brazil do not include beer.

(4) Brazil includes beer revenues of Ps.3,549.0 million for the second quarter of 2021 and Ps.3,467.9 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 2Q21 Results July 26, 2021	Page 32 of 34

COCA-COLA FEMSA
YTD - VOLUME, TRANSACTIONS & REVENUES

Volume
	YTD 2021					YTD 2020					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	644.9	41.3	141.8	60.3	888.4	647.9	37.1	144.7	55.5	885.1	0.4%
Guatemala	58.2	1.9	-	3.2	63.3	50.6	1.6	-	1.7	53.9	17.4%
CAM South	54.5	3.1	0.2	7.5	65.4	49.2	2.8	0.3	6.6	58.9	11.0%
Mexico and Central America	757.7	46.4	142.0	71.0	1,017.1	747.7	41.5	145.0	63.9	998.0	1.9%
Colombia	107.9	10.4	7.4	8.7	134.5	96.7	8.4	8.7	5.9	119.7	12.3%
Brazil (3)	358.2	19.8	3.7	26.6	408.3	331.9	21.2	4.7	21.8	379.5	7.6%
Argentina	58.2	5.1	3.0	6.3	72.7	47.0	5.0	2.6	3.9	58.5	24.3%
Uruguay	17.0	2.3	-	0.3	19.6	16.5	1.9	-	0.2	18.6	5.5%
South America	541.3	37.7	14.1	41.9	635.0	492.0	36.5	15.9	31.8	576.3	10.2%
TOTAL	1,298.9	84.0	156.2	113.0	1,652.1	1,239.7	78.0	160.9	95.7	1,574.3	4.9%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.

(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	YTD 2021					YTD 2020				YoY
	Sparkling	Water		Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	3,485.7	302.5		418.8	4,207.0	3,484.6	276.6	385.1	4,146.2	1.5%
Guatemala	443.1	20.0		31.6	494.6	347.4	16.1	16.1	379.5	30.3%
CAM South	377.5	20.3		75.3	473.0	331.6	18.3	67.3	417.2	13.4%
Mexico and Central America	4,306.3	342.7		525.7	5,174.6	4,163.5	311.0	468.5	4,943.0	4.7%
Colombia	693.3	113.8		75.7	882.8	584.7	104.7	54.1	743.5	18.7%
Brazil (3)	2,109.3	167.8		271.6	2,548.7	1,865.0	175.3	207.6	2,247.9	13.4%
Argentina	266.7	29.6		43.9	340.1	215.0	28.0	25.5	268.4	26.7%
Uruguay	77.2	8.3		3.3	88.8	74.0	8.6	2.6	85.2	4.2%
South America	3,146.5	319.5		394.5	3,860.4	2,738.7	316.5	289.8	3,345.1	15.4%
TOTAL	7,452.7	662.2		920.1	9,035.0	6,902.3	627.5	758.3	8,288.0	9.0%

Revenues
Expressed in million Mexican Pesos	YTD 2021	YTD 2020	Δ %
Mexico	46,248	43,571	6.1%
Guatemala	5,006	4,453	12.4%
CAM South	4,989	4,880	2.2%
Mexico and Central America	56,242	52,904	6.3%
Colombia	6,403	5,779	10.8%
Brazil (4)	25,172	25,374	-0.8%
Argentina	3,224	2,890	11.6%
Uruguay	1,460	1,394	4.7%
South America	36,258	35,438	2.3%
TOTAL	92,500	88,341	4.7%

(3) Volume and transactions in Brazil do not include beer.

(4) Brazil includes beer revenues of Ps. 7,363.2 million for the first six months of 2021 and Ps. 7,254 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 2Q21 Results July 26, 2021	Page 33 of 34

COCA-COLA FEMSA
MACROECONOMIC INFORMATION

Inflation (1)
	LTM	2Q21	YTD
Mexico	6.02%	1.59%	3.30%
Colombia	2.89%	1.65%	3.13%
Brazil	8.28%	2.30%	3.68%
Argentina	47.13%	9.63%	24.53%
Costa Rica	1.82%	0.84%	0.60%
Panama	0.06%	1.24%	1.60%
Guatemala	5.26%	7.65%	2.01%
Nicaragua	3.47%	4.21%	2.28%
Uruguay	6.54%	1.36%	4.38%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)
	Quarterly Exchange Rate (Local Currency per USD)			Year to Date Exchange Rate (Local Currency per USD)
	2Q21	2Q20	Δ %	YTD 21	YTD 20	Δ %
Mexico	20.05	23.36	-14.2%	20.23	21.61	-6.4%
Colombia	3,695.61	3,847.63	-4.0%	3,675.95	3,692.48	-0.4%
Brazil	5.30	5.39	-1.7%	5.38	4.92	9.3%
Argentina	94.07	67.68	39.0%	93.32	64.59	44.5%
Costa Rica	618.69	575.52	7.5%	617.59	574.89	7.4%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.72	7.70	0.3%	7.72	7.69	0.4%
Nicaragua	35.08	34.21	2.5%	35.05	34.09	2.8%
Uruguay	43.89	43.13	1.8%	43.99	41.36	6.4%

End-of-period Exchange Rates
	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Jun-21	Jun-20	Δ %	Mar-21	Mar-20	Δ %
Mexico	19.80	22.97	-13.8%	20.60	23.51	-12.4%
Colombia	3,756.67	3,758.91	-0.1%	3,736.91	4,064.81	-8.1%
Brazil	5.00	5.48	-8.7%	5.70	5.20	9.6%
Argentina	95.72	70.46	35.9%	92.00	64.47	42.7%
Costa Rica	621.92	583.49	6.6%	615.81	587.37	4.8%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.74	7.70	0.6%	7.71	7.68	0.4%
Nicaragua	35.17	34.34	2.4%	34.99	34.09	2.7%
Uruguay	43.58	42.21	3.2%	44.19	43.01	2.7%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 2Q21 Results July 26, 2021	Page 34 of 34